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                                                                       EXHIBIT D

                [LETTERHEAD OF SYNTRO CORPORATION APPEARS HERE]


FOR IMMEDIATE RELEASE


Mallinckrodt Group
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Media Contact:                Barbara Abbett, (314) 854-5230
Investor Contact:             Cole Lannum,    (314) 854-5370

Syntro Corporation
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Media & Investor Contact:     Susan H. Strobel, (913) 888-8876


MALLINCKRODT TO MAKE TENDER OFFER
FOR SYNTRO CORPORATION STOCK

ST. LOUIS AND KANSAS CITY, MO, September 25, 1995 -- Mallinckrodt Group Inc. (NYSE:MKG) and Syntro Corporation (NASDAQ:SYNT) announced today that Mallinckrodt Group's subsidiary, Mallinckrodt Veterinary, Inc., has entered into a merger agreement to acquire all of the outstanding shares of Syntro Corporation, a biotechnology company focused on the development of innovative vaccines for the animal health market.

     A cash tender offer for Syntro's common stock at $3.55 per share will be made by Mallinckrodt Veterinary Acquisitions, Inc., a subsidiary of Mallinckrodt Veterinary, under terms of the merger agreement. The agreement has been unanimously approved by the Boards of Directors of both Syntro and Mallinckrodt Group. Mallinckrodt Veterinary reserves the right not to purchase any shares in the tender offer if fewer than a majority of the shares are tendered. It is expected that the tender offer will commence no later than September 29, 1995.